SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Universal Security Instruments, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

913821 30 2

(CUSIP Number)

Dave M. Muchnikoff, P.C.
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 2000
(202) 295-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

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SCHEDULE 13D/A

CUSIP No. 913821 30 2	Page 1 of 4 Pages

	1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael L. Kovens

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS N/A

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 332,630 shares

	8.	SHARED VOTING POWER 0 shares

	9.	SOLE DISPOSITIVE POWER 332,630 shares

	10.	SHARED DISPOSITIVE POWER 0 shares

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,630 shares/1/

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%

14.	TYPE OF REPORTING PERSON IN

/1/	Includes options to purchase 20,000 shares of Common Stock exercisable within 60 days of the date hereof.

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SCHEDULE 13D/A

CUSIP No. 913821 30 2	Page 2 of 4 Pages

            This is Amendment No. 7 to the Schedule 13D filed on September 14, 1998, by Michael L. Kovens (the "Reporting Person). Amendments were filed for events on December 24, 2001, February 10, May 7 and October 11, 2002, September 3, 2003 and on May 26, 2004. The item numbers refer to items in the Schedule 13D. All information in this Amendment No. 7 with respect to the common stock of Universal Security Instruments, Inc. is correct to the best knowledge and belief of the Reporting Person. The Schedule l3D is hereby amended and supplemented by adding the following information:

Item 1.   Security and Issuer

            This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Universal Security Instruments, Inc. (the "Company"). The principal executive offices of the Company are located at 7-A Gwynns Mill Court, Owings Mills, Maryland 21117.

Item 2.   Identity and Background

(a)-(c)	This Schedule 13D is filed by Michael Kovens (the "Reporting Person"). The Reporting Person's residence address is 6 Regency Court, Baltimore, Maryland 21208. Mr. Kovens is the President of Omni Motor Sports, Inc. located at 10711 Gilroy Road, Hunt Valley, Maryland 21031.

Item 4.   Purpose of Transaction

            The Reporting Person has disposed of the shares of Common Stock covered by this Statement to decrease his equity position in the Issuer. The Reporting Person may dispose of additional shares of Common Stock reported as held herein from time to time to further decrease his equity position in the Issuer. Except as previously noted in this Schedule 13D, the Reporting Person does not have any other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item (4) of Schedule 13D. The Reporting Person may, however, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

            (a) The Reporting Person is the beneficial owner of 332,630 shares of Common Stock, representing approximately 20.4% of the total outstanding shares of Common Stock (based on the 1,627,728 shares of Common Stock issued and outstanding as of the date of the Company's Form 10-Q filed November 15, 2004 and including options to purchase 20,000 shares of Common Stock held by the Reporting Person, as adjusted for a four for three stock split paid on April 5, 2004).

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SCHEDULE 13D/A

CUSIP No. 913821 30 2	Page 3 of 4 Pages

(b)	(1)	Sole power to vote or to direct vote:	332,630

	(2)	Shared power to vote or to direct vote:	0

	(3)	Sole power to dispose or to direct disposition:	332,630

	(4)	Shared power to dispose or to direct disposition:	0

(c)	During the last 60 days, the Reporting Person has made the following sales of the Company's Common Stock:

Date	Shares	Per Share Price	Total Proceeds	Where Transacted
11/15/04	4,100	$12.42	$ 50,922	Open Market
12/15/04	11,600	$14.45	$167,620	Open Market

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Company's Common Stock held by the Reporting Person.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            The Reporting Person owns options to purchase 20,000 shares of Common Stock at an exercise price of $2.25 per share, all of which are currently exercisable, as adjusted for a four for three stock split paid on April 5, 2004. The Company has refused to permit the reporting Person to exercise this option. As part of the Reporting Person's amended complaint filed May 27, 2004 with the Circuit Court for Baltimore County, Maryland, the Reporting Person is seeking monetary damages in excess of $500,000 or other equitable relief. This litigation is presently in the discovery phase, and a trial date has not yet been set.

            In April 2003, the Reporting Person instituted litigation in the Circuit Court for Baltimore County, Maryland against Bruce H. Paul for a breach by Mr. Paul of an oral agreement entered into in October 2001 to sell 171,000 shares of the Company's common stock to the Reporting Person at a price of $2.85 per share. The Reporting Person is seeking monetary damages in excess of $1 million and other equitable relief. This litigation is presently in the discovery phase, and a trial date has not yet been set.

Item 7.   Material to be Filed as Exhibits

None

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 13, 2005	/s/ Michael L. Kovens Michael L. Kovens

END